Exhibit 99.1

Yingli Green Energy Reports First Quarter 2016 Results

Net income in Q1 2016 was RMB79.6 million, turning into positive for the first time since Q3 2011

BAODING, China, June 14, 2016-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended March 31, 2016.

First Quarter 2016 Consolidated Financial and Operating Summary

●	Total net revenues were RMB2,351.1 million (US$364.6 million), compared to RMB2,110.0 million in the fourth quarter of 2015.
●	Total photovoltaic (“PV”) module shipments[1] were 508.1 MW, compared to 504.5MW in the fourth quarter of 2015.
●	Gross profit was RMB469.3 million (US$72.8 million), significantly increased from RMB248.3 million in the fourth quarter of 2015. Gross margin was 20.0%, increased from 11.8% in the fourth quarter of 2015. Gross margin on sales of PV modules was 19.7%.
●	Operating income was RMB186.4 million (US$28.9 million), compared to operating loss of RMB1,120.3 million in the fourth quarter of 2015.
●	On a non-GAAP[2] basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were RMB482.0 million (US$74.8 million).
●	Net income[3] was RMB79.6 million (US$12.3 million) and earnings per American Depositary Share[4] (each representing ten ordinary shares of the Company, the “ADS”) was RMB4.4 (US$0.7). On an adjusted non-GAAP basis, adjusted net income was RMB73.3 million (US$11.4 million), and adjusted income per ADS was RMB4.0 (US$0.6).

“We are glad to announce that we achieved profitability in the first quarter of 2016, which was our first profitable quarter since the third quarter of 2011. Our gross profit was RMB469.3 million in the first quarter, increased approximately 90% quarter over quarter, representing a gross margin of 20.0%, up from 11.8% in the fourth quarter of 2015. Our income from operations and net income reached RMB186.4 million and RMB79.6 million, respectively, in the first quarter while we had loss from operations and net loss in the previous quarter. By now, we have accumulatively shipped over 15GW of PV modules across the world, marking an important milestone in our development,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

1 Total PV module shipments include shipments to the Company’s own downstream PV projects of 2.3 MW in the first quarter of 2016. Revenues were not recognized for internal shipments as required by U.S. GAAP. The Company has suspended new development business of downstream PV projects in China since September 2015, and there were no shipments to new downstream PV projects in the first quarter of 2016.

2 All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and losses on inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

3 For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

4 On December 28, 2015, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this press have been retroactively adjusted to reflect the change in ratio for all periods presented.

“Internationally, we focused on major PV markets with relatively higher selling prices in the first quarter in order to improve our profitability. Our shipments to Japan continued to increase and shipments to Japan as a percentage of our total shipments increased to approximately 40% in the first quarter of 2016 from approximately 30% in the fourth quarter of 2015. We expect the strong demand from Japan to continue in 2016 before Japan’s announced reduction of subsidies for PV power becomes effective in April 2017. We also had a solid first quarter in the United States with shipments to the U.S. representing approximately 14% of our total shipments in the quarter as compared to approximately 10% in the fourth quarter of 2015, and we expect to maintain our position in the U.S. with orders from a stable base of run rate customers. In China, we have secured orders of approximately 820MW by the end of May due to robust demand in the first half of 2016.”

“In May 2016, we successfully commercialized our bifacial series of monocrystalline modules, which were installed on a 50MW power plant in Datong, Shanxi province under China's "Top Runner" program and can generate electricity from both the front and rear sides of the cells, allowing power yields of up to 30% more than traditional monocrystalline modules. We plan to continue to focus on high-end products reflecting technological advancements to improve average module gross margin and enhance our position in the competitive domestic market this year.”

“Despite the challenges we face, we have achieved a remarkable improvement in our financial performance in the first quarter of 2016. We endeavor to make every effort to keep such momentum and maintain a healthy operation,” Mr. Miao concluded.

First Quarter 2016 Financial Results

Total Net Revenues

Total net revenues were RMB2,351.1 million (US$364.6 million) in the first quarter of 2016, compared to RMB2,110.0 million in the fourth quarter of 2015 and RMB2,905.8 million in the first quarter of 2015. Total PV module shipments were 508.1 MW in the first quarter of 2016, compared to 504.5MW in the fourth quarter of 2015 and 754.2MW in the first quarter of 2015.

The increase in total net revenues in the first quarter of 2016 compared to the fourth quarter of 2015 was mainly due to the increase of other revenues especially the sales of PV cells and the higher average selling price of the Company’s PV modules compared to the fourth quarter of 2015 mainly as a result of higher proportion of shipments to Japan, where the selling price of PV modules generally is higher than that in other markets. The appreciation of Japanese Yen against Renminbi in the first quarter of 2016 and more shipments to the U.S. with relatively higher selling price also contributed to the higher average selling price of the Company’s PV modules in the first quarter of 2016.

Gross Profit and Gross Margin

Gross profit was RMB469.3 million (US$72.8 million) in the first quarter of 2016, significantly increased from RMB248.3 million in the fourth quarter of 2015 and RMB410.8 million in the first quarter of 2015.

Gross margin was 20.0% in the first quarter of 2016, increased from 11.8% in the fourth quarter of 2015 and 14.1% in the first quarter of 2015. Gross margin on sales of PV modules was 19.7% in the first quarter of 2016, increased from 13.5% in the fourth quarter of 2015 and 14.8% in the first quarter of 2015.

The increase in gross profit and gross margin from the fourth quarter of 2015 to the first quarter of 2016 was mainly due to the higher average selling price of the Company’s PV modules compared to the fourth quarter of 2015 primarily as a result of higher proportion of shipments to Japan in the first quarter of 2016, where the selling price of PV modules generally is higher than that in other markets. The appreciation of Japanese Yen against Renminbi in the first quarter of 2016 and more shipments to the U.S. with relatively higher selling price of PV modules also contributed to the higher average selling price of the Company’s PV modules in the first quarter of 2016.

Operating Expenses

Operating expenses decreased to RMB282.8 million (US$43.9 million) in the first quarter of 2016 from RMB1,368.6 million in the fourth quarter of 2015 and RMB477.2 million in the first quarter of 2015. Operating expenses as a percentage of total net revenues were 12.0% in the first quarter of 2016, compared to 64.9% in the fourth quarter of 2015 and 16.4% in the first quarter of 2015.

The significant decline of operating expenses from the fourth quarter of 2015 to the first quarter of 2016 was mainly due to the provision for prepayments in relation to inventory purchase commitments of RMB488.0 million, provision for doubtful accounts receivables of RMB324.4 million, provision for reserve for inventory purchase commitments of RMB77.7 million as a result of a foreign exchange re-measurement due to the foreign exchange rates between the Renminbi and U.S. dollars, and provision of RMB48.7 million for the settlement payment to Solyndra recorded in the fourth quarter of 2015, while the Company only recorded impairment of prepayment of RMB15.6 million and reversed provision for reserve for inventory purchase commitments of RMB6.6 million as a result of a foreign exchange re-measurement of U.S. dollar denominated provision in the first quarter of 2016.

Excluding the impact of such provisions, the decrease of operating expenses was primarily due to more strict and effective control on general and administrative expenses, the adjustments of marketing and sales strategies, and the decrease of research and development activities in the first quarter of 2016. However, selling and research and development expenses may increase in future periods as the Company’s PV module shipments and research and development activities increase.

Operating Income (Loss) and Margin

Operating income was RMB186.4 million (US$28.9 million) in the first quarter of 2016, compared to operating loss of RMB1,120.3 million in the fourth quarter of 2015 and operating loss of RMB66.4 million in the first quarter of 2015.

Operating margin was 7.9% in the first quarter of 2016, compared to negative 53.1% in the fourth quarter of 2015 and negative 2.3% in the first quarter of 2015.

EBITDA

On a non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were RMB482.0 million (US$74.8 million) in the first quarter of 2016, compared to negative RMB827.7 million in the fourth quarter of 2015 and RMB199.8 million in the first quarter of 2015.

Interest Expense

Interest expense was RMB176.1 million (US$27.3 million) in the first quarter of 2016, decreased from RMB246.1 million in the fourth quarter of 2015 and RMB236.8 million in the first quarter of 2015, primarily because the Company utilized less financing arrangements and repaid certain short-term borrowings when due in the first quarter of 2016 and the Company’s average interest rate decreased to 6.30% in the first quarter of 2016 from 6.92% in the fourth quarter of 2015 and 6.76% in the first quarter of 2015.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB55.5 million (US$8.6 million) in the first quarter of 2016, compared to foreign currency exchange loss of RMB29.5 million in the fourth quarter of 2015 and foreign currency exchange loss of RMB130.6 million in the first quarter of 2015. The foreign currency exchange gain recognized in the first quarter of 2016 was mainly resulted from the appreciation of Japanese Yen against Renminbi and the fact that the Company had a balance of net current assets denominated in Japanese Yen.

Income Tax Expense

Income tax expense was RMB13.9 million (US$2.2 million) in the first quarter of 2016, compared to RMB132.7 million in the fourth quarter of 2015 and RMB0.5 million in the first quarter of 2015. Income tax expense in the first quarter of 2016 was significantly lower than the fourth quarter of 2015 primarily because there was no allowance of deferred income tax assets in the first quarter of 2016 while such allowance was recorded in the fourth quarter of 2015.

Net Income (Loss)

Net income was RMB79.6 million (US$12.3 million) in the first quarter of 2016, compared to net loss of RMB1,439.0 million in the fourth quarter of 2015 and net loss of RMB363.2 million in the first quarter of 2015. Net margin was 3.4% in the first quarter of 2016, compared to negative 68.2% in the fourth quarter of 2015 and negative 12.5% in the first quarter of 2015. Earnings per ADS was RMB4.4 (US$0.7 ) in the first quarter of 2016, compared to loss per ADS of RMB79.2 in the fourth quarter of 2015 and loss per ADS of RMB20.0 in the first quarter of 2015.

On an adjusted non-GAAP basis, adjusted net income was RMB73.3 million (US$11.4 million) in the first quarter of 2016, compared to adjusted net loss of RMB 842.1 million in the fourth quarter of 2015 and adjusted net loss of RMB 353.0 million in the first quarter of 2015. Adjusted earnings per ADS was RMB4.0 (US$0.6) in the first quarter of 2016, compared adjusted loss per ADS of RMB 46.3 in the fourth quarter of 2015 and adjusted loss per ADS of RMB 19.4 in the first quarter of 2015.

Balance Sheet Analysis

As of March 31, 2016, the Company had RMB548.4 million (US$85.0 million) in cash and cash equivalents, decreased from RMB1,240.7 million as of December 31, 2015. The change was primarily due to the repayment of certain short-term borrowings when they became due in the first quarter of 2016.

As of March 31, 2016, the Company had RMB342.7 million (US$53.1 million) in restricted cash, decreased from RMB346.9 million as of December 31, 2015.

As of March 31, 2016, the Company’s accounts receivable had decreased to RMB2,727.9 million (US$423.1 million) from RMB2,922.5 million as of December 31, 2015. Days sales outstanding were 104 days in the first quarter of 2016, compared to 125 days in the fourth quarter of 2015.

As of March 31, 2016, the Company’s accounts payable had decreased to RMB3,466.6 million (US$537.6 million) from RMB 3,960.5million as of December 31, 2015. Days payable outstanding were 166 days in the first quarter of 2016, compared to 191 days in the fourth quarter of 2015.

As of March 31, 2016, the Company’s inventory had decreased to RMB1,416.2 million (US$219.6 million) from RMB1,484.3 million as of December 31, 2015. Inventory turnover days were 68 days in the first quarter of 2016, compared to 72 days in the fourth quarter of 2015.

As of the date of this press release, the Company’s subsidiaries had approximately RMB2,433 million in unutilized short-term lines of credit and approximately RMB1,710 million in committed long-term facilities. The Company’s subsidiaries have been actively communicating with lending banks for the renewal or rollover of their borrowings. Recently, some of the lending banks have signed agreements with the Company’s subsidiaries to extend their borrowings and reduce the interest rates on their borrowings from such banks. In addition, the Company and its subsidiaries are exploring financing options to continue to manage the Company and its subsidiaries' liquidity and to enhance their financial flexibility.

Updates on Repayment of Medium-Term Notes and Alternative Financing Plans

As of the date of this press release, the Company’s subsidiaries had medium-term notes, or MTNs, of RMB 2,057.0 million outstanding, including RMB 357.0 million of the MTNs issued in 2010, which became due on October 13, 2015; RMB1.4 billion of the MTNs issued in 2011, which became due on May 12, 2016; and RMB 300.0 million of the MTNs issued in 2012, which will become due on May 3, 2017. The Company has had meetings with the noteholders several times and is still negotiating with the noteholders about revisions to the repayment schedules of the MTNs. The Company proposed to the noteholders not to require its subsidiaries to repay the MTNs before they have the ability to do so. The Company is also discussing with the noteholders and potential funding sources about various alternative financing plans for repayment of the MTNs, such as 1) introduction of strategic investors to invest in the Company or its subsidiaries, 2) introduction of new creditors to grant new borrowings to the Company or its subsidiaries, and 3) sales of certain long-lived assets including land use rights to get additional funds. Any plan for sale of long-lived assets, if executed, may take more than one year to complete. The Company expects such alternative financing plans, if successfully completed, will further increase its liquidity and improve its debt-to-equity ratio.

Business Outlook for Second Quarter 2016

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipments to be in the estimated range of 580MW to 620MW for the quarter ending June 30, 2016. The Company also expects its gross margin in the second quart of 2016 to be in the estimated range of 18% to 20%.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release may include certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating expenses adjusted operating profit or loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment charge on long-lived assets, gain on disposal of long lived assets and land use rights, provision for prepayments in relation to inventory purchase commitments, and provision for reserve for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.4480 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of March 31, 2016. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time on June 14, 2016, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004
International Dial-in Number: +1-845-675-0437
Passcode: 23897615

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy's website for 90 days.

A replay of the conference call will be available until June 22, 2016 by dialing:

U.S. Toll Free Number: +1-855-452-5696
International Dial-in Number: +1-646-254-3697
Passcode: 23897615

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar” or “Yingli”, is one of the world’s leading photovoltaic (PV) module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 15 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Jean Tian

Investor Relations Director

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31, 2015	As of March 31, 2016
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	1,587,675	891,023	138,186
Accounts receivable, net	2,922,479	2,727,938	423,067
Inventories	1,484,314	1,416,178	219,631
Prepayment to suppliers	426,718	547,180	84,860
Prepaid expenses and other current assets	1,982,196	2,079,488	322,501
Total Current assets	8,403,382	7,661,807	1,188,245
Long-term prepayment to suppliers	555,520	514,866	79,849
Land, property, plant and equipment, net	6,846,482	6,698,653	1,038,873
Project assets	720,286	739,709	114,719
Land use rights	411,732	409,662	63,533
Intangible assets, net	58,360	58,297	9,041
Investments in affiliated companies	459,721	458,558	71,116
Other assets	184,799	191,914	29,765
Total assets	17,640,282	16,733,466	2,595,141
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	9,124,183	8,710,505	1,350,885
Accounts payable	3,960,458	3,466,642	537,631
Other current liabilities and accrued expenses	2,576,076	2,521,983	391,126
Total Current liabilities	15,660,717	14,699,130	2,279,642
Long-term debt, excluding current portion	2,405,898	2,349,616	364,395
Medium-term notes	300,000	300,000	46,526
Accrued warranty liability, excluding current portion	753,270	768,848	119,238
Other liabilities	3,232,548	3,265,413	506,422
Total liabilities	22,352,433	21,383,007	3,316,223
Shareholders' deficit:
Ordinary shares	13,791	13,791	2,139
Additional paid-in capital	7,246,760	7,247,042	1,123,921
Accumulated other comprehensive income	180,025	177,849	27,582
Treasury stock	(127,331)	(127,331)	(19,747)
Accumulated deficit	(13,252,929)	(13,173,362)	(2,043,015)
Total Yingli Green Energy shareholders' deficit	(5,939,684)	(5,862,011)	(909,120)
Non-controlling interests	1,227,533	1,212,470	188,038
Total shareholders' deficit	(4,712,151)	(4,649,541)	(721,082)
Total liabilities and shareholders' deficit	17,640,282	16,733,466	2,595,141

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the three month ended
	March 31, 2015	December 31, 2015	March 31, 2016
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,682,294	1,727,375	1,833,474	284,348
Other revenues	160,955	382,669	517,576	80,269
Total net revenues	2,905,756	2,110,044	2,351,050	364,617
Cost of revenues:
Cost of PV modules sales	(2,284,443)	(1,493,587)	(1,472,018)	(228,291)
Cost of other revenues	(156,230)	(368,175)	(409,751)	(63,547)
Total cost of revenues	(2,494,917)	(1,861,762)	(1,881,769)	(291,838)
Gross profit	410,839	248,282	469,281	72,779
Selling expenses	(208,263)	(234,916)	(182,854)	(28,357)
General and administrative expenses	(134,915)	(483,069)	(85,550)	(13,268)
Research and development expenses	(134,058)	(84,858)	(21,030)	(3,262)
Provision for prepayments in relation to inventory purchase commitments	-	(488,023)	-	-
Provision for reserve for inventory purchase commitments	-	(77,705)	6,598	1,023
Total operating expenses	(477,236)	(1,368,571)	(282,836)	(43,864)
Income (loss) from operations	(66,397)	(1,120,289)	186,445	28,915
Interest expense	(236,820)	(246,120)	(176,131)	(27,316)
Interest income	5,427	5,553	1,069	166
Foreign currency exchange gain(loss)	(130,632)	(29,473)	55,491	8,606
Other income(expenses)	36,141	37,437	12,536	1,944
Income (loss) before income taxes	(392,281)	(1,352,892)	79,410	12,315
Income tax expense	(500)	(132,716)	(13,935)	(2,161)
Net income (loss)	(391,781)	(1,485,608)	65,475	10,154
Less : Loss attributable to the non-controlling interests	29,609	46,611	14,092	2,186
Net income (loss) attributable to Yingli Green Energy	(363,172)	(1,438,997)	79,567	12,340
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770	181,763,770
Income (loss) per ordinary share
Basic	(2.00)	(7.92)	0.44	0.07
Diluted	(2.00)	(7.92)	0.44	0.07
Income (loss) per ADS
Basic	(20.0)	(79.2)	4.4	0.7
Diluted	(20.0)	(79.2)	4.4	0.7
Net income (loss)	(392,781)	(1,485,608)	65,475	10,154
Other comprehensive income (loss)
Foreign Currency exchange translation adjustment, net of nil tax	11,768	(53,999)	(3,147)	(488)
Cash flow hedging derivatives, net of nil tax	431	(1,180)	-	-
Comprehensive income (loss)	(380,582)	(1,540,787)	62,328	9,666
Less : Comprehensive loss attributable to the non-controlling interest	28,632	43,554	15,063	2,335
Comprehensive income (loss) attributable to Yingli Green Energy	(351,950)	(1,497,233)	77,391	12,001

Reconciliation of Non-GAAP measures to GAAP measures

	For the three month ended
	March 31, 2015	December 31, 2015	March 31, 2016
	RMB	RMB	RMB	US$
Non-GAAP income (loss)	(352,982)	(842,126)	73,251	11,361
Share-based compensation	(10,190)	787	(282)	(44)
Provision for reserve for inventory purchase commitments	-	(77,705)	6,598	1,023
Provision for prepayments in relation to inventory purchase commitments	-	(488,023)	-	-
Inventory provision	-	(31,930)	-	-
Net income (loss) attributable to Yingli Green Energy	(363,172)	(1,438,997)	79,567	12,340
Non-GAAP diluted income (loss) per ordinary share	(1.94)	(4.63)	0.40	0.06
Reconciliation of EBITDA measures to loss before income tax & minority interest measures
Income (loss) before income taxes and non-controlling interest	(392,281)	(1,352,892)	79,410	12,315
Interest expense	236,820	246,120	176,131	27,316
Interest income	(5,427)	(5,553)	(1,069)	(166)
Depreciation	355,570	280,597	224,381	34,799
Amortization for land use rights and intangible assets	5,140	3,987	3,161	490
EBITDA	199,822	(827,741)	482,014	74,754